Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the use in this Registration Statement on Amendment No. 1 to Form F-1 of our report dated May 2, 2023, relating to the balance sheets of Lavoro Merger Sub II Limited (formerly known as TPB Acquisition Corporation I) as of December 31, 2022 and 2021, and the related statements of operations, changes in shareholders’ deficit and cash flows for the year ended December 31, 2022 and for the period from February 8, 2021 (inception) through December 31, 2021, appearing in this prospectus, which is a part of this Registration Statement, and to the reference herein to our Firm under the caption “Experts” in the prospectus.

/s/ Frank, Rimerman + Co. LLP

San Francisco, California

May 8, 2023